UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 16, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Xcel Energy Inc.
Public Service Company of Colorado

File Nos. 1-03034 and 1-03280 - CF# 25477
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Xcel Energy Inc. and Public Service Company of Colorado submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on July 30, 2010.

Based on representations by Xcel Energy Inc. and Public Service Company of Colorado that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1   through March 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel